UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒    Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐    No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐    No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐    No:  ☒

TELEMAR NORTE LESTE S.A. CNPJ/MF No. 33.000.118/0001-79 Publicly traded

TELE NORTE CELULAR PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.154/0001-29 Publicly traded	AMAZÔNIA CELULAR S.A. CNPJ/MF No. 02.340.278/0001-33 Publicly traded

NOTICE OF MATERIAL FACT

Telemar Norte Leste S.A. (“Telemar”) and its subsidiaries Tele Norte Celular Participações S.A. (“TNCP”) and Amazônia Celular S.A. (“Amazônia Celular”, together with Telemar and TNCP, the “Companies”), pursuant to CVM Instruction No. 358/02 and CVM Instruction No. 361/02, hereby announce that, in a meeting held on December 16, 2008, the Board of Commissioners of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or “CVM”) reversed the decision of the Superintendence of Registration of Securities of the CVM that cancelled the registration of the Tender Offers for the common shares of TNCP and Amazônia Celular (“Tender Offers”), by accepting Telemar’s commitment to pay to the holders of common shares of TNCP and Amazônia Celular who tender their shares in the Tender Offers, proportionally to the stake tendered by each holder, a total amount equivalent to the difference between the price to be paid by Telemar in the Tender Offers – R$ 79.51 per common share of TNCP and R$ 121.61 per common share of Amazônia Celular – and the price that the Superintendence of Registration of Securities of the CVM believed should be paid if the amount paid for acquisition of TNCP’s subscription rights were included in the price paid for the control of TNCP, i.e. – R$ 93.58 and 143.13, respectively, in the event that at the end of 5 years from the date of the meeting of the Board of Commissioners of CVM mentioned above Telemar and TNCP do not realize economic benefit from the subscription rights. The abovementioned amount that Telemar could be liable to pay to the shareholders who tender common shares of TNCP and Amazônia Celular in the Tender Offers will be (i) reduced proportionally by the value of the tax benefit actually obtained by Telemar or TNCP and adjusted by any change in the number of the shares issued by TNCP or Amazônia Celular; and (ii) adjusted by the variation of the CDI until the date of the payment of such amount to the entitled shareholders.

As a result of the decision of the Board of Commissioners of the CVM, Telemar will conduct the Tender Offers for the prices initially announced of R$79.51 per common share of TNCP and R$121.61 per common share of Amazônia Celular, adjusted pursuant to the Notices of the Tender Offers.

Telemar will submit for the analysis of the CVM, in the following days, new drafts of the Notices of the Tender Offers. After the Notices are approved by the CVM, Telemar will schedule the auction with prior notice of at least 10 days and publish the Notices of the Tender Offers, as approved by the Board of Commissioners of the CVM in the abovementioned decision.

The Companies will inform their shareholders and the market of the occurrence of any material events that could affect the terms and conditions of the Tender Offers.

Rio de Janeiro, December 18, 2008

Telemar Norte Leste S.A.	Tele Norte Celular Participações S.A.

Amazônia Celular S.A.

Alex Waldemar Zornig

Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer